Exhibit 99.1

FOR IMMEDIATE RELEASE

UNITED INSURANCE HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER AND SIX-MONTHS ENDED JUNE 30, 2012

Company to Host Quarterly Conference Call at 10:00 A.M. on August 9, 2012

Financial and Operational Highlights

•	Second quarter 2012 net income of $3.0 million, or $0.29 per share

•	Year-to-date 2012 net income of $7.7 million, or $0.75 per share

•	Second quarter 2012 gross premiums written increased 19% to $77.9 million

•	Homeowners policies in force totaling 114,800 at June 30, 2012

•	Cash and investment holdings of $219.5 million at June 30, 2012

•	Book value per share of $6.09 at June 30, 2012

St. Petersburg, FL - August 9, 2012: United Insurance Holdings Corp. (OTCBB: UIHC) (United or the Company), a property and casualty insurance holding company, today reported its financial results for the quarter ended June 30, 2012.

2012 Second Quarter

The Company reported net income for the second quarter of $3.0 million, or $0.29 per share, compared to net income of $89 thousand, or $0.01 per share, during the same period of last year. Net premiums earned increased to $29.7 million from $22.3 million for the second quarter of 2012. Net investment income, realized gains and other revenues increased to $1.8 million for the quarter compared to $1.7 million in the prior year quarter.

Losses and loss adjustment expenses increased to $13.0 million for the quarter from $12.6 million during the same period of last year. Policy acquisition costs increased to $8.9 million from $7.2 million for the second quarter of 2012. Operating expenses increased to $1.8 million from $1.5 million during the same period of last year. General and administrative expenses increased to $2.3 million from $2.1 million for the second quarter.

2012 Year-to-Date

For the year-to-date period, net income was $7.7 million, or $0.75 per share, compared to net income of $1.2 million, or $0.12 per diluted share for the same period last year. The Company's net premiums earned increased to $57.5 million, from $41.4 million during the same period of last year. Net investment income and other revenues increased to $3.6 million for the year-to-date period from $3.1 million during the same period of last year.

Losses and adjusting expenses increased to $22.5 million, from $21.0 million, while policy acquisition costs increased to $17.1 million from $13.7 million for the same period last year. Operating expenses increased to $3.2 million from $2.8 million during the same period of last year.

Balance Sheet Highlights

United's cash and investment holdings totaled $219.5 million at June 30, 2012, compared to $165.9 million at December 31, 2011. United's cash and investment holdings consist primarily of investments in high-quality money market instruments, U.S. Government and agency securities and high-quality corporate debt. Fixed maturities represented approximately 97% of United's total investments at June 30, 2012, and December 31, 2011.

Management Comments

John Forney, Chief Executive Officer of United, stated, “This was a good quarter for United. We grew our business in Florida while maintaining strong underwriting discipline as reflected in our favorable loss ratios. At the same time, our efforts in Massachusetts, Rhode Island and South Carolina are beginning to bear fruit, and this policy growth will provide us helpful geographic diversification. These favorable trends aided our risk management team in completing a very successful reinsurance placement this quarter that provides United with even deeper coverage from catastrophe losses than in prior years. Overall, we are well-positioned for this hurricane season, and poised to continue profitable growth as we execute our focused strategy in the coming quarters.”

Conference Call Details

Date and Time:    August 9, 2012 - 10:00 A.M. ET

Participant Dial-In:    (United States): 877-407-0782
(International): 201-689-8567

Webcast:	To listen to the live webcast, please go to www.upcic.com (Events and Presentations) and click on the conference call link, or go to: http://www.investorcalendar.com/IC/CEPage.asp?ID=169262.

About United Insurance Holdings Corp.

Founded in 1999, United Property and Casualty Insurance Company, a subsidiary of United Insurance Holdings Corp., writes and services property and casualty insurance in Florida, South Carolina, Massachusetts and Rhode Island. From its headquarters in St. Petersburg, United's team of dedicated employees manages a completely integrated insurance company, including sales, underwriting, customer service and claims. The Company distributes its homeowners, dwelling fire and flood products through many agency groups and conducts business through four wholly-owned subsidiaries. Homeowners insurance constitutes the majority of United's premiums and policies.

Forward-Looking Statements

Statements in this press release that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “or “continue” or the other negative variations thereof or comparable terminology are intended to identify forward-looking statements. The forward-looking statements in this press release include statements regarding: the impact of the additional rate increases, and the expansion into other states. The risks and uncertainties that could cause our actual results to differ from those expressed or implied herein include, without limitation, the success of the Company's marketing initiatives, inflation and other changes in economic conditions (including changes in interest rates and financial markets); the impact of new Federal and State regulations that affect the property and casualty insurance market; the costs of reinsurance and the collectibility of reinsurance, assessments charged by various governmental agencies; pricing competition and other initiatives by competitors; our ability to obtain regulatory approval for requested rate changes, and the timing thereof; legislative and regulatory developments; the outcome of litigation pending against us, including the terms of any settlements; risks related to the nature of our business; dependence on investment income and the composition of our investment portfolio; the adequacy of our liability for losses and loss adjustment expense; insurance agents; claims experience; ratings by industry services; catastrophe losses; reliance on key personnel; weather conditions (including the severity and frequency of storms, hurricanes, tornadoes and hail); changes in loss trends; acts of war and terrorist activities; court decisions and trends in litigation, and health care; and other matters described from time to time by us in our filings with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2011. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore, appear to be volatile in certain accounting periods. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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CONTACT:	OR	INVESTOR RELATIONS:
United Insurance Holdings Corp.		The Equity Group
John Rohloff		Adam Prior
Interim Chief Financial Officer		Vice President
(727) 895-7737 / jrohloff@upcic.com		(212) 836-9606 / aprior@equityny.com

Terry Downs
Account Executive
(212) 836-9615 / tdowns@equityny.com

Condensed Consolidated Statements of Income
In thousands, except share and per share amounts

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
REVENUE:
Gross premiums written	$77,928	$65,296	$135,924	$116,071
Increase in gross unearned premiums	(23,479)	(21,037)	(30,799)	(31,446)
Gross premiums earned	54,449	44,259	105,125	84,625
Ceded premiums earned	(24,727)	(21,960)	(47,613)	(43,218)
Net premiums earned	$29,722	$22,299	57,512	41,407
Net investment income	777	700	1,524	1,234
Net realized gains	37	112	118	112
Other revenue	1,028	884	1,913	1,710
Total revenue	$31,564	$23,995	61,067	44,463
EXPENSES:
Losses and loss adjustment expenses	12,969	12,601	22,451	20,985
Policy acquisition costs	8,878	7,181	17,131	13,725
Operating expenses	1,757	1,503	3,190	2,800
General and administrative expenses	2,300	2,054	5,093	4,417
Interest expense	129	157	212	311
Total expenses	$26,033	$23,496	48,077	42,238
Income before other expenses	5,531	499	12,990	2,225
Other expenses	293	279	269	279
Income before income taxes	$5,238	$220	12,721	1,946
Provision for income taxes	2,247	131	4,982	733
Net income	$2,991	$89	$7,739	$1,213
OTHER COMPREHENSIVE INCOME:
Change in net unrealized gain on investments	966	1,091	1,600	1,029
Reclassification adjustment for net realized investment gains	(37)	(112)	(118)	(112)
Reclassification adjustment for note impairment	—	—	—	—
Income tax expense related to items of other comprehensive income	(359)	(377)	(572)	(354)
Total comprehensive income	$3,561	$691	$8,649	$1,776

Weighted average shares outstanding
Basic and Diluted	10,361,849	10,473,717	10,361,849	10,523,548

Earnings per share
Basic and Diluted	$0.29	$0.01	$0.75	$0.12

Dividends declared per share	$—	$—	$0.05	$—

Consolidated Balance Sheets
In thousands

(Unaudited)

	June 30, 2012	December 31, 2011
ASSETS	(Unaudited)
Investments available for sale, at fair value:
Fixed maturities (amortized cost of $118,373 and $116,863, respectively)	$123,277	$120,378
Equity securities (adjusted cost of $3,406 and $3,284, respectively)	3,794	3,581
Other long-term investments	300	300
Total investments	$127,371	$124,259
Cash and cash equivalents	92,130	41,639
Accrued investment income	983	986
Premiums receivable, net of allowances for credit losses of $86 and $77, respectively	17,938	11,205
Reinsurance recoverable on paid and unpaid losses	3,470	4,458
Prepaid reinsurance premiums	103,834	40,968
Deferred policy acquisition costs	16,779	12,324
Other assets	3,524	4,376
Total Assets	$366,029	$240,215
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Unpaid losses and loss adjustment expenses	$33,150	$33,600
Unearned premiums	130,929	100,130
Reinsurance payable	106,263	16,571
Other liabilities	16,095	17,866
Notes payable	16,471	17,059
Total Liabilities	$302,908	$185,226
Commitments and contingencies
Stockholders' Equity:
Common stock, $0.0001 par value; 50,000,000 shares authorized; 10,573,932 issued; 10,361,849 outstanding	1	1
Additional paid-in capital	75	75
Treasury shares, at cost; 212,083 shares	(431)	(431)
Accumulated other comprehensive income	3,252	2,341
Retained earnings	60,224	53,003
Total Stockholders' Equity	$63,121	$54,989
Total Liabilities and Stockholders' Equity	$366,029	$240,215